Exhibit 15.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information is provided to assist you in your analysis of the financial aspects of the Transactions (as defined below) and the PIPE Financing. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” and should be read in conjunction with the accompanying notes. The unaudited pro forma condensed combined financial information presents the pro forma effects of the Transactions and the PIPE Financing. The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an understanding of the combined company upon consummation of the Transactions and the PIPE Financing. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the shell company report on Form 20-F to which this exhibit is attached (the “Form 20-F”) and, if not defined in the Form 20-F, the proxy statement/prospectus dated June 9, 2023 (as supplemented to date, the “Proxy Statement/Prospectus”) filed by Lifezone Metals Limited with the Securities and Exchange Commission (the “SEC”) as part of its registration statement on Form F-4 (Registration No. 333-271300).

LHL was formed as a holding company for Lifezone Limited and acquired 100% of the equity interest in Lifezone Limited on June 24, 2022 in consideration for issuing shares of LHL on a 1:1 basis to the Lifezone Limited shareholders at the time (following a 1:200 split of shares of Lifezone Limited) (the “Lifezone Holdings Transaction”). Also, on June 24, 2022 (at the same time as the Lifezone Holdings Transaction), the shareholders of KNL (other than Lifezone Limited) exchanged their shares of KNL for shares of LHL on a 1:1 basis. As LHL did not have any previous operations, Lifezone Limited and KNL (together with its subsidiaries) are together viewed as the predecessors to LHL and its consolidated subsidiaries. As a result, the consolidated financial statements of LHL recognize the assets and liabilities received in the Lifezone Holdings Transaction and the Flip-Up at their historical carrying amounts, as reflected in the historical financial statements of Lifezone Limited and KNL (together with its subsidiaries).

The unaudited pro forma condensed combined statement of financial position as of March 31, 2023 combines the historical consolidated statement of financial position of LHL as of March 31, 2023 and the historical balance sheet of GoGreen as of March 31, 2023 on a pro forma basis as if the Transactions and the PIPE Financing had been consummated on March 31, 2023. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 combines the historical consolidated statement of comprehensive loss for LHL for the year ended December 31, 2022 and the historical statement of operations of GoGreen for the year ended December 31, 2022 on a pro forma basis as if the Transactions and the PIPE Financing had been consummated on January 1, 2022, the beginning of the earliest year presented. The unaudited pro forma condensed combined statement of operations for the three month period ended March 31, 2023 combines the historical consolidated statement of comprehensive loss for LHL for the three month period ended March 31, 2023 and the historical statement of operations of GoGreen for the three month period ended March 31, 2023 on a pro forma basis as if the Transactions and the PIPE Financing had been consummated on January 1, 2022, the beginning of the earliest year presented.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the financial position and results of operations that would have been achieved had the Transactions and the PIPE Financing or the Lifezone Holdings Transaction and the Flip-Up, as applicable, occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of Lifezone Metals. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the preparation date of the unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analysis is performed. This information should be read together with LHL’s and GoGreen’s historical financial statements and related notes thereto, as applicable, and the sections of the Proxy Statement/Prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of LHL” and “GoGreen’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in the Proxy Statement/Prospectus.

Description of the Transactions and the PIPE Financing

On December 13, 2022, GoGreen, Lifezone Metals, the Sponsor, Merger Sub, LHL, Keith Liddell, solely in his capacity as the representative of LHL Shareholders, and those LHL Shareholders party thereto entered into the Business Combination Agreement.

Pursuant to the Business Combination Agreement and the Ancillary Documents, (a) on July 5, 2023, GoGreen merged with and into Merger Sub, as a result of which the separate corporate existence of GoGreen ceased and Merger Sub continued as the surviving company, and each issued and outstanding ordinary share of GoGreen immediately prior to the Merger Effective Time was automatically cancelled in exchange for the issuance of one Lifezone Metals ordinary share in accordance with the terms of the Business Combination Agreement and (b) on July 6, 2023, Lifezone Metals acquired all of the issued share capital of LHL from LHL Shareholders and the LHL Shareholders were issued Lifezone Metals Ordinary Shares and, subject to the terms and conditions of the Business Combination Agreement and the Sponsor Support Agreement, the Earnout Shares, such that LHL became a direct wholly owned subsidiary of Lifezone Metals (collectively, with the other transactions contemplated by the Business Combination Agreement and the Ancillary Documents referred to therein, the “Transactions”). Please see the section of the Proxy Statement/Prospectus entitled “The Business Combination” for additional information about the Business Combination Agreement and the other transactions contemplated thereby.

In addition, the PIPE Investors subscribed for and purchased newly issued Lifezone Metals Ordinary Shares for an aggregate purchase price of $70,173,170 at a per share purchase price of $10.00 in a private placement or placements consummated immediately following the closing of the Share Acquisition, as discussed further in the section of the Proxy Statement/Prospectus entitled “— Ancillary Documents — Subscription Agreements”.

The following are the key steps within the Transactions and the PIPE Financing:

Conversion of Securities

Under the Business Combination Agreement and the Warrant Assumption Agreement, at the Merger Effective Time:

●	each issued and outstanding GoGreen ordinary share was automatically converted into the right to receive one Lifezone Metals ordinary share;

●	each issued and outstanding GoGreen public warrant (rounded down to the nearest whole number of warrants without cash settlement for such rounded fraction in accordance with the terms of the Business Combination Agreement) was automatically converted into and exchanged for the right to receive one Lifezone Metals public warrant; and

●	each issued and outstanding GoGreen private warrant (rounded down to the nearest whole number of warrants without cash settlement for such rounded fraction in accordance with the terms of the Business Combination Agreement) was automatically converted into and exchanged for the right to receive one Lifezone Metals private warrant.

Each of the Lifezone Metals public warrants and Lifezone Metals private warrants have substantially the same terms and conditions as were in effect with respect to the GoGreen public warrants and GoGreen private warrants immediately prior to the Merger Effective Time.

Share Exchange

Under the Business Combination Agreement, at the Share Acquisition Closing, in exchange for their LHL ordinary shares, LHL Shareholders (taking into account the exercise and vesting of any LHL RSUs and LHL Options) were or may be issued (a) 62,680,128 ordinary shares of Lifezone Metals and (b) if applicable, the Earnout Shares on the occurrence of a Triggering Event in accordance with the Business Combination Agreement and subject to the occurrence of the Triggering Event or Change of Control. No fractional Exchange Shares or Earnout Shares were or will be issued and the number of Exchange Shares or Earnout Shares issued or to be issued were or will be rounded down to the nearest whole share.

Earnout

Under the Business Combination Agreement, in exchange for their LHL ordinary shares and in addition to the Exchange Shares, Lifezone Metals will issue to the eligible LHL Shareholders, within five business days after the occurrence of the Triggering Events described below, with respect to such Triggering Event the following number of Earnout Shares, upon the terms and subject to the conditions set forth in the Business Combination Agreement:

●	upon the occurrence of Triggering Event I, a one-time issuance of 12,536,026 Earnout Shares; and

●	upon the occurrence of Triggering Event II, a one-time issuance of 12,536,026 Earnout Shares.

For the avoidance of doubt, the eligible LHL Shareholders with respect to a Triggering Event will be issued Earnout Shares upon the occurrence of each Triggering Event. However, each Triggering Event will only occur once, if at all, and the sum of the Earnout Shares will in no event exceed 25,072,052.

If there is a Change of Control during the Earnout Period (or a definitive contract providing for a Change of Control is entered into during the Earnout Period and such Change of Control is ultimately consummated, even if such consummation occurs after the Earnout Period) pursuant to which Lifezone Metals or its shareholders will receive consideration implying a value per Lifezone Metals ordinary share (as determined in good faith by the Lifezone Metals board) of:

●	less than $14.00, then no Earnout Shares will be issuable;

●	greater than or equal to $14.00 but less than $16.00, then (a) immediately prior to such Change of Control, Lifezone Metals will issue 12,536,026 Lifezone Metals Ordinary Shares (less any Earnout Shares issued prior to such Change of Control) and (b) thereafter, no further Earnout Shares will be issuable; or

●	greater than or equal to $16.00, then (a) immediately prior to such Change of Control, Lifezone Metals will issue 25,072,052 Lifezone Metals Ordinary Shares (less any Earnout Shares issued prior to such Change of Control to the eligible LHL Shareholders with respect to the Change of Control), and (b) thereafter, no further Earnout Shares will be issuable.

In addition, the Sponsor agreed that 1,725,000 Lifezone Metals Ordinary Shares issued to the Sponsor at the Merger Closing shall be subject to vesting. Subject to the terms and conditions of the Business Combination Agreement and the Ancillary Documents, upon the occurrence of (a) Triggering Event I, 50% of such Sponsor Earnout Shares will vest (i.e., 862,500 Lifezone Metals Ordinary Shares) and (b) Triggering Event II, 50% of such Sponsor Earnout Shares will vest (i.e., 862,500 Lifezone Metals Ordinary Shares). For the avoidance of doubt, the Sponsor Earnout Shares will vest solely with respect to a Triggering Event that occurs. However, each Triggering Event will only occur once, if at all, and the sum of such Sponsor Earnout Shares will in no event exceed 1,725,000.

If there is a Change of Control during the Earnout Period (or a definitive Contract providing for a Change of Control is entered into during the Earnout Period and such Change of Control is ultimately consummated, even if such consummation occurs after the Earnout Period) pursuant to which Lifezone Metals or its shareholders will receive consideration implying a value per Lifezone Metals ordinary share (as determined in good faith by the Lifezone Metals board) of:

●	less than $14.00, then the Sponsor Earnout Shares will be forfeited;

●	greater than or equal to $14.00 but less than $16.00, then (a) immediately prior to such Change of Control, 50% of such Sponsor Earnout Shares will vest (i.e., 862,500 Lifezone Metals Ordinary Shares) (less any Sponsor Earnout Shares vested prior to such Change of Control) and (b) thereafter, the remaining Sponsor Earnout Shares shall be forfeited; or

●	greater than or equal to $16.00, then (a) immediately prior to such Change of Control, 100% of such Sponsor Earnout Shares will vest (i.e., 1,725,000 Lifezone Metals Ordinary Shares) (less any Sponsor Earnout Shares vested prior to such Change of Control with respect to the Change of Control), and (b) thereafter, no Lifezone Metals Ordinary Shares will constitute Sponsor Earnout Shares.

The Lifezone Metals ordinary share price targets set forth in the definitions of “Triggering Event I” and “Triggering Event II” set forth in the Business Combination Agreement will be equitably adjusted for stock splits, share divisions, reverse stock splits, stock or share dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Lifezone Metals Ordinary Shares occurring after the Share Acquisition Closing and prior to the Change of Control.

PIPE Financing

In connection with the execution of the Business Combination Agreement, GoGreen and Lifezone Metals entered into Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors subscribed for and purchased, and Lifezone Metals issued and sold to such PIPE Investors, Lifezone Metals Ordinary Shares for an aggregate purchase price of $70,173,170 and a per share purchase price of $10.00 in a private placement or placements consummated immediately following the closing of the Share Acquisition. The Lifezone Metals Ordinary Shares issued pursuant to the Subscription Agreements have not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. Lifezone Metals has agreed to register the resale of the Lifezone Metals Ordinary Shares issued in connection with the PIPE Financing pursuant to a registration statement that must be filed within 30 calendar days after the consummation of the Transactions. The registration statement was originally filed on June 23, 2023, and was amended on July 10, 2023, but has not yet been declared effective by the SEC. The Subscription Agreements also contain other customary representations, warranties, covenants and agreements of the parties thereto.

The closings under the Subscription Agreements occurred substantially concurrently with the closing of the Transactions (but after giving effect to the Share Acquisition).

For more information about the Transactions, please see the section of the Proxy Statement/Prospectus entitled “The Business Combination.” A copy of the Business Combination Agreement is attached as Annex A to the Proxy Statement/Prospectus.

Anticipated Accounting Treatment of the Transactions

The Transactions are accounted for as a capital reorganization in accordance with IFRS. Under this method of accounting, GoGreen is treated as the “acquired” company for financial reporting purposes. Accordingly, the Transactions are treated as the equivalent of LHL issuing shares at the closing of the Transactions for the net assets of GoGreen as of the Share Acquisition Closing Date, accompanied by a recapitalization. The net assets of GoGreen are stated at historical cost, with no goodwill or other intangible assets recorded.

LHL has been determined to be the accounting acquirer based on the following:

●	LHL Shareholders have the largest voting interest in Lifezone Metals as described below under “Basis of Pro Forma Presentation”;

●	LHL has the ability to nominate the majority of the members of the board of directors of Lifezone Metals;

●	the prior senior management of LHL constitutes much of the senior management of Lifezone Metals;

●	the business of LHL comprises the ongoing operations of Lifezone Metals; and

●	LHL is the larger entity, both in terms of substantive operations and number of employees.

The Transactions are not within the scope of IFRS 3, Business Combinations (“IFRS 3”) because GoGreen does not meet the definition of a “business” in accordance with IFRS 3. Rather, the Transactions are accounted for within the scope 13 of IFRS 2, Share-based Payment (“IFRS 2”). Any excess of fair value of equity in Lifezone Metals issued to participating GoGreen shareholders over the fair value of GoGreen’s identifiable net assets acquired represents compensation for the service of a stock exchange listing, which is expensed as incurred. The fair value of Lifezone Metals equity, and ultimately the expense recognized in accordance with IFRS 2, may differ materially from the unaudited pro forma condensed combined financial information, due to developments occurring prior to the date of consummation of the Transactions.

The PIPE Subscription Agreements related to the PIPE Financing resulted in the issuance of Lifezone Metals Ordinary Shares, leading to an increase in share capital and share premium along with a corresponding increase in cash and cash equivalents reflecting the funds from the PIPE Financing.

Basis of Pro Forma Presentation

Pursuant to Memorandum and Articles of Association of GoGreen, GoGreen public shareholders were offered the opportunity to redeem, upon the consummation of the Transactions, GoGreen ordinary shares held by them for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account. The unaudited pro forma condensed combined financial statements reflect the actual redemption of 26,072,446 GoGreen ordinary shares at approximately $10.76 per share.

The future exercise of warrants outstanding after the consummation of the Transactions, including those held by redeeming GoGreen shareholders, will increase the number of Lifezone Metals Ordinary Shares eligible for future resale in the public market and may result in dilution to the holders of Lifezone Metals Ordinary Shares.

Upon the consummation of the Transactions and the PIPE Financing, the ownership of Lifezone Metals is as follows:

	Redemptions of 94.47%
Shareholders	Ownership in shares	% Ownership
LHL Shareholders (1)	62,680,128	81%
Sponsor (2)	6,468,600	8%
GoGreen Public Shareholders (3)	1,527,554	2%
PIPE Investors	7,017,317	9%
Grand Total	77,693,599	100%

(1)	The shareholding of LHL Shareholders excludes the impact of shares issuable under the earnout arrangement. In aggregate, a maximum of 25,072,052 Lifezone Metals Ordinary Shares are issuable to LHL Shareholders upon the occurrence of Earnout Triggering Events (i.e. achieving a share price of $14.00 (Triggering Event I) and $16.00 (Triggering Event II), or earlier upon the Change of Control.

(2)	The shareholding of the Sponsor includes (i) 5,175,000 Lifezone Metals Ordinary Shares issued upon conversion of 5,175,000 Class B ordinary shares of GoGreen and (ii) 1,335,000 Lifezone Metals Ordinary Shares issued upon conversion of 1,335,000 Class A ordinary shares of GoGreen issued to the Sponsor in a private placement concurrently with the IPO (the “Private Placement”). The shareholding of the Sponsor excludes the impact of (i) 667,500 Lifezone Metals warrants to be issued in connection with the conversion of the GoGreen warrants issued in the Private Placement (the “GoGreen Private Placement Warrants”) and (ii) the Lifezone Metals Ordinary Shares issuable under the earnout arrangement. In aggregate, a maximum of 1,725,000 Lifezone Metals Ordinary Shares are issuable to the Sponsor upon the occurrence of Earnout Triggering Events (i.e. achieving a share price of $14.00 (Triggering Event I) and $16.00 (Triggering Event II)). The shareholding of the Sponsor has been reduced by 41,400 Lifezone Metals Ordinary Shares, as in connection with the issuance of the Second Extension Note, the Sponsor, effective as of immediately prior to the Share Acquisition Closing on the Share Acquisition Closing Date, forfeited its right to receive 41,400 Lifezone Metals Ordinary Shares.

(3)	The shareholding of GoGreen public shareholders excludes the impact of 13,800,000 warrants of Lifezone Metals issued to GoGreen public shareholders upon conversion of their GoGreen warrants (the “GoGreen Public Warrants”).

The pro forma book value per share after the Transactions, assuming the share ownership amounts above, is as follows:

	Lifezone Holdings Limited (Historical)	GoGreen Investments Corporation (Historical)	Lifezone Metals
As of March 31, 2023
Net assets (in thousands)(1)	$68,932	$1,248	$104,905
Total outstanding shares(6)	620,290	8,235,000	77,693,599
Book value per share (undiluted)(2)	$111.13	$0.15	$1.35
Net assets after exercise of warrants (in thousands)(3)			271,281
Total outstanding shares considering the exercise of GoGreen Public Warrants(4)			92,161,099
Implied book value per share(5)			2.94

1)	Net assets equals total equity excluding common stock subject to possible redemption.

2)	Book value per share equals net assets divided by total shares outstanding. GoGreen’s historical shares outstanding excludes 27,600,000 shares subject to redemption for GoGreen at March 31, 2023.

3)	The net assets after the exercise of warrants are calculated as (i) net assets prior to the exercise of warrants; plus (ii) increase to the net assets resulting from the inflow of cash from the exercise of a total of 14,467,500 warrants including 13,800,000 GoGreen Public Warrants and 667,500 GoGreen Private Placement Warrants at an exercise price of $11.50 per share.

4)	This reflects the total number of outstanding shares including the shares issued upon the exercise of the GoGreen Public Warrants and the GoGreen Private Placement Warrants.

5)	Book value per share equals net assets after exercise of the GoGreen Public Warrants and the GoGreen Private Placement Warrants divided by total shares outstanding including the shares issued upon the exercise of the GoGreen Public Warrants and the GoGreen Private Placement Warrants.

6)	Includes the aggregate number of Lifezone Metals Ordinary Shares issued to the PIPE Investors.

UNAUDITED PROFORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION AS OF
MARCH 31, 2023

(in thousands)

	Lifezone	GoGreen Investments	IFRS Policy and	94.47% Redemptions into Cash
	Holdings Limited (IFRS Historical)	Corporation (US GAAP Historical)	Presentation Alignment (Note 2)	Transaction Accounting Adjustments		Pro Forma Combined
Non-current assets
Marketable securities held in Trust Account	-	291,015		(291,015)	E	-
Property, plant and equipment	1,007	-	-	-		1,007

Right-of-use assets	472	-	-	-		472
Patents	620	-	-	-		620
Goodwill	-	-	-	-		-
Other intangibles	349	-	-	-		349
Exploration and evaluation assets	20,989	-		-		20,989
Total non-current assets	23,437	291,015	-	(291,015)		23,437
Current assets
Cash and cash equivalents	58,728	2	-	291,015	E	99,586
				(280,426)	B
				70,173	A
				(29,926)	G
				(6,731)	CC
				3,160	F
				(6,520)	F
				111	J
Trade and other receivables	6,434	-	-	-		6,434
Inventories	40	-	-	-		40
Prepaid expenses	-	155	-	-		155
Subscription receivable	-	-	-	-		-
Total current assets	65,202	157	-	40,856		106,215
Total assets	88,639	291,172	-	(250,159)		129,652
Commitments and Contingencies
Class A shares subject to possible redemption $0.0001 par value; 27,600,000 shares at redemption value of $10.20 per share	-	281,524	(281,524)	-		-
Liabilities and shareholders’ equity (deficit)
Shareholders’ equity (deficit)
Class A ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 1,335,000 issued and outstanding; 27,600,000 shares at redemption value of $10.20 per share	-	-	-	-	B	-
Class B ordinary shares, $0.0001 par value, 50,000,000 shares authorized, 6,900,000 shares issued and outstanding	-	1	-	(1)	B	-
Share capital	3	-	-	1	B	8
				-	B
				1	A
				6	D
				(3)	D

	Lifezone	GoGreen Investments	IFRS Policy and	94.47% Redemptions into Cash
	Holdings Limited (IFRS Historical)	Corporation (US GAAP Historical)	Presentation Alignment (Note 2)	Transaction Accounting Adjustments		Pro Forma Combined

Share premium	25,437	-	-	(25,437)	D	473,766
				2,345	B
				106,649	C
				50,917	D
				70,172	A
				(9,379)	G
				16,283	H
				236,668	I
				111	J
Share based payment reserve	25,483	-	-	(25,483)	D	1,576
				1,576	DD
Translations reserve	34	-	-	-		34
Redemption reserve	281	-	-	-		281
Convertible shares, net of issuance costs	-	-	-	-		-
Noncontrolling interests	83,516	-	-	-		83,516
Retained earnings (accumulated deficit)	(50,327)	1,247	-	(1,247)	B	(438,781)
				(106,649)	C
				(20,547)	G
				(6,731)	CC
				(16,283)	H
				(236,668)	I
				(1,576)	DD
Other reserves	(15,495)	-	-	-		(15,495)
Foreign currency translation reserve	-	-	-	-		-
Dividend distribution reserve	-	-	-	-		-
Total shareholders’ equity	68,932	1,248	-	34,725		104,905
Non-current liabilities
Deferred underwriting commissions	-	-	-	-		-
Derivative warrants liabilities	-	-	-	-		-
Contingent consideration	3,729	-	-	-		3,729
Long term asset retirement obligation provision	303	-	-	-		303
Non-current portion of lease liabilities	372	-	-	-		372
Class A ordinary shares, $0.0001 par value	-	-	281,524	(281,524)	B	-
Total non-current liabilities	4,404	-	281,524	(281,524)		4,404
Current liabilities
Trade and other payables	15,155	5,040	-	-		20,195
Current portion of lease liabilities	148	-	-	-		148
Note payable to Sponsor	-	600	-	400	F	-
				(1,000)	F
Convertible notes	-	-	-	-		-
Extension note payable	-	2,760	-	2,760	F	-
				(5,520)	F
Total current liabilities	15,303	8,400	-	(3,360)		20,343
Total liabilities and shareholders’ equity	88,639	291,172	-	(250,159)		129,652

UNAUDITED PROFORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE THREE MONTHS ENDED
MARCH 31, 2023

	Lifezone Holdings	GoGreen Investments	94.47% Redemptions into Cash
	Limited (IFRS Historical)	Corporation (US GAAP Historical)	Transaction Accounting Adjustments		Pro Forma Combined
Revenue	496	-	-		496
Loss on foreign exchange revaluation	81	-	-		81
Gross profit	577	-	-		577
General and administrative expenses	(7,632)	(1,304)	-		(8,936)
			-
Selling and marketing costs	-	-	-		-
Formation costs	-	-	-		-
Share-based compensation	-	-	-		-
			-
			-
Provision for expected credit loss	-	-	-		-
Other expenses	-	-	-		-
Operating income (loss)	(7,055)	(1,304)	-		(8,359)
Other income (expense)	82	2,605	(2,605)	CC	82
Finance cost, net (including offering costs on warrants)	-	-	-		-
Income (loss)	(6,973)	1,301	(2,605)		(8,277)
Tax expense	-	-	-		-
Net income (loss)	(6,973)	1,301	(2,605)		(8,277)
Exchange differences on translation of foreign operations	(82)
Other comprehensive income (loss)	(82)
Total comprehensive income (loss)	(7,055)

Net income (loss):
Attributable to shareholders of the company	(6,036)	1,301
Attributable to noncontrolling interests	(937)	-

Total comprehensive income (loss):
Attributable to shareholders of the company	(6,118)
Attributable to noncontrolling interests	(937)

Weighted average shares outstanding	Class A Non- redeemable	Class A Redeemable
Basic	620,290	27,600,000
Diluted	620,290	27,600,000
Net income (loss) per share ($)
Basic	$(9.73)	$0.04
Diluted	$(9.73)	$0.04

Total comprehensive income (loss) per share ($)
Basic	$(9.86)	$-
Diluted	$(9.86)	$-

Weighted average shares outstanding (in thousands)		Class A & B Non- redeemable
Basic		8,235,000
Diluted		8,235,000
Net (loss) per share ($)
Basic		$0.04
Diluted		$0.04

UNAUDITED PROFORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED
DECEMBER 31, 2022

	Lifezone Holdings	GoGreen Investments	94.47% Redemptions into Cash
	Limited (IFRS Historical)	Corporation (US GAAP Historical)	Transaction Accounting Adjustments		Pro Forma Combined
Revenue	2,927	-	-		2,927
Loss on foreign exchange revaluation	(56)	-	-		(56)
Gross profit	2,871	-	-		2,871
General and administrative expenses	(28,559)	(5,397)	(20,547)	AA	(161,152)
			(106,649)	BB
Selling and marketing costs	-	-	-		-
Formation costs	-	-	-		-
Share-based compensation	-	-	(1,576)	DD	(254,527)
			(16,283)	EE
			(236,668)	FF
Provision for expected credit loss	-	-	-		-
Other expenses	-	-	-		-
Operating income (loss)	(25,688)	(5,397)	(381,723)		(412,808)
Other income (expense)	194	4,126	(4,126)	CC	194
Finance cost, net (including offering costs on warrants)	-	-	-		-
Loss	(25,494)	(1,271)	(385,849)		(412,614)
Tax expense	-	-	-		-
Net loss	(25,494)	(1,271)	(385,849)		(412,614)
Exchange differences on translation of foreign operations	116
Other comprehensive income	116
Total comprehensive loss	(25,378)

Net loss:
Attributable to shareholders of the company	(23,583)	(1,271)
Attributable to noncontrolling interests	(1,911)	-

Total comprehensive loss:
Attributable to shareholders of the company	(23,467)
Attributable to noncontrolling interests	(1,911)

Weighted average shares outstanding	Class A Non- redeemable	Class A Redeemable
Basic	620,290	27,600,000
Diluted	620,290	27,600,000
Net loss per share ($)
Basic	$(38.02)	$(0.04)
Diluted	$(38.02)	$(0.04)

Total comprehensive loss per share ($)
Basic	$(37.83)	$-
Diluted	$(37.83)	$-

Weighted average shares outstanding (in thousands)		Class A & B Non- redeemable
Basic		8,235,000
Diluted		8,235,000
Net loss per share ($)
Basic		$(0.04)
Diluted		$(0.04)

NOTES TO UNAUDITED PROFORMA CONDENSED COMBINED

FINANCIAL INFORMATION

1. Basis of Presentation

The unaudited proforma condensed combined statement of financial position as of March 31, 2023 assumes that the Transactions occurred on March 31, 2023. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2023 and the year ended December 31, 2022 present a proforma effect to the Transactions as if they had been completed on January 1, 2022. This period is presented on the basis that LHL is the accounting acquirer.

The unaudited pro forma condensed combined financial information has been prepared using the following:

●	The historical unaudited consolidated financial statements of Lifezone Holdings Limited as of March 31, 2023, and for the three months then ended and the related notes included in the Proxy Statement/Prospectus.

●	The historical unaudited financial statements of GoGreen as of March 31, 2023, and for the three months then ended and the related notes included in the Proxy Statement/Prospectus.

●	The historical audited consolidated financial statements of Lifezone Holdings Limited as of December 31, 2022, and for the year then ended and the related notes included in the Proxy Statement/Prospectus.

●	The historical audited financial statements of GoGreen as of December 31, 2022, and for the year then ended and the related notes included in the Proxy Statement/Prospectus.

The historical financial statements of Lifezone Holdings Limited have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The historical financial statements of GoGreen have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The historical financial information of GoGreen has been adjusted to give effect to the differences between US GAAP and IFRS for the purposes of the unaudited pro forma condensed combined financial information. The presentation and reporting currency of Lifezone Holdings Limited and GoGreen is the US Dollar.

The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an accurate understanding of Lifezone Metals after giving effect to the Transactions and the PIPE Financing. Management has made estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The proforma adjustments reflecting the consummation of the Transactions and the PIPE Financing are based on certain currently available information and certain assumptions and methodologies that Lifezone Metals management believes are reasonable under the circumstances. Adjustments in the unaudited pro forma condensed combined financial information, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustment and it is possible the difference may be material. Lifezone Metals believes that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of Lifezone Holdings Limited and GoGreen.

2. IFRS Policy and Presentation Alignment

The unaudited pro forma condensed combined financial information includes an adjustment to the historical financial information of GoGreen to give effect to the differences between US GAAP and IFRS. The adjustment reclassifies GoGreen Class A ordinary shares, subject to redemption from temporary equity under US GAAP to non-current financial liabilities under IFRS.

3. Pro-Forma Adjustments

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Position

A)	Reflects proceeds from the PIPE Financing, which results in additional cash proceeds of $70.2 million and corresponding increases in share capital and share premium of approximately $1 thousand and $70.2 million, respectively.

B)	Reflects the exchange of issued and outstanding GoGreen Class A ordinary shares, GoGreen Class B ordinary shares, GoGreen Public Warrants and GoGreen Private Placement Warrants for Lifezone Metals Ordinary Shares and Lifezone Metals warrants, as applicable.

●	The holders of 26,072,446 redeemable GoGreen Class A ordinary shares exercised their redemption rights resulting in a decrease of $280.4 million to the marketable securities held in the Trust Account. Lifezone Metals issued 7,996,154 Lifezone Metals Ordinary Shares and recognized share capital of approximately $1 thousand and share premium of $2.3 million. The historical equity and Class A ordinary shares subject to redemption of GoGreen are eliminated, resulting in an increase to accumulated deficit of $1.2 million.

C)	The Transactions are accounted for in accordance with IFRS 2 with an expense reflected for the difference between the fair value of Lifezone Metals Ordinary Shares issued to GoGreen shareholders as compared to the fair value of GoGreen’s net assets contributed.

The estimated fair value of the equity instruments issued to GoGreen shareholders considers the impact of Lifezone Metals Ordinary Shares contingently issuable to LHL Shareholders upon the occurrence of the Triggering Events or earlier, on the change of control in accordance with the earnout provisions. Please see the section of the Proxy Statement/Prospectus entitled “The Business Combination – Earnout Shares” for additional information on such provisions. This dilutive effect of the earnout reduces the fair value of Lifezone Metals Ordinary Shares issued to GoGreen shareholders. Since there is no service condition attached to these Earnout Shares, their impact is taken immediately by reducing the fair value of the Lifezone Metals Ordinary Shares issued to GoGreen’s shareholders.

The value of the expense recorded in accordance with IFRS 2 Paragraph 13A is as follows:

The fair value of share consideration of $109 million and GoGreen’s net assets of approximately $2 million result in an excess of the fair value of the shares issued over the value of the net monetary assets acquired of approximately $107 million. This difference is reflected as a transaction expense of approximately $107 million for the services provided by GoGreen in connection with the listing. The fair value calculation of approximately $109 million is based on the combined company estimated fair value derived from the Lifezone Metals enterprise valuation of approximately $846 million and the level of ownership that existing GoGreen shareholders will have in Lifezone Metals after taking into account the earnout arrangement for LHL Shareholders and the Sponsor, and redemptions by GoGreen shareholders.

(in thousands)
Fair value of share consideration	108,995
GoGreen’s net assets	(2,346)
Transaction expense	106,649

The expense ultimately recorded by Lifezone Metals in accordance with IFRS may differ materially from the amounts presented in the unaudited pro forma condensed combined financial information, due to changes in the fair value of the equity of Lifezone Metals, including the value of Lifezone Metals Ordinary Shares and warrants to purchase Lifezone Metals Ordinary Shares.

The Lifezone Metals enterprise value calculation is presented below, as well as the fair value of the consideration transferred and GoGreen net assets.

Lifezone Metals Enterprise Value
Outstanding Shares at Closing (actual no. of shares)	77,693,599
Value per Share(1)	10.75565034
Value of Share Consideration	835,645
GoGreen Cash at March 31, 2023	291,015
Less: Cash used for redemptions	(280,426)
Total Enterprise Valuation	846,234

Lifezone Metals Enterprise Value	846,234
GoGreen ownership - fully diluted basis(2)	12.88%
Fair value of share consideration	108,995

GoGreen Net Assets at March 31, 2023:
Marketable securities held in Trust Account	291,015
Cash and cash equivalents	2
Prepaid expenses	155
Deferred underwriting commissions	-
Trade and other payables	(8,400)
Less: Cash used for redemptions	(280,426)
Net Assets	2,346

Transaction Expense	106,649

(1)	The value per share in the Lifezone Enterprise Value calculation above represents the redemption value of the GoGreen Class A Shares at the date of the transaction.

(2)	The GoGreen ownership on a fully diluted basis excludes the 6,468,600 Sponsor shares.

D)	Reflects the adjustments to share capital, share premium, and share based payment reserve after the acquisition of LHL shares outstanding by Lifezone Metals in exchange for 62,680,128 Lifezone Metals Ordinary Shares resulting in an increase to share capital, share premium, and share based payment reserve of approximately $3 thousand, $25 million, and $25 million, respectively. The share capital adjustments increase of $6 thousand is due to the issuance of 62,680,128 Lifezone Metals Ordinary Shares at $0.0001 par value per share. The share premium increase of $51 million is calculated as follows:

Eliminate historical shared capital (LHL)	3
Eliminate historical share premium (LHL)	25,437
Eliminate historical share based payment reserve (LHL)	25,483
Par value of issued shares	(6)
Increase to share premium	50,917

E)	Reflects the reclassification of marketable securities held in the Trust Account to cash and cash equivalents. These funds became available to the combined company following the Business Combination.

F)	Reflects the proceeds received from the issuance of Working Capital Notes of $400 thousand in April and June 2023 and the issuance of the Second Extension Note of $2.76 million with the Sponsor and Lifezone Limited received in April 2023. Also reflects the payoff at closing of the Working Capital Notes of $1 million and the Extension Notes of $5.52 million.

G)	Reflects transaction costs incurred by LHL and GoGreen of approximately $29.9 million for advisory, banking, printing, legal and accounting fees incurred as part of the Business Combination. $9.4 million out of the total transaction costs represent equity issuance costs and have been accounted for as a reduction from share premium while $20.5 million has been accounted for as an expense and has been reflected as an increase in the accumulated deficit. Following are the details of the transaction costs for LHL and GoGreen:

For GoGreen’s transaction costs, $2.3 million represents equity issuance costs related to the PIPE Financing, which is reflected as a reduction in share premium. The remaining amount of $8.7 million is reflected as an increase to the accumulated deficit. These costs have been excluded from the unaudited pro forma condensed combined statement of operations.

For LHL’s transaction costs, $7.1 million represents transaction costs related to capital markets and accounting advisory services, legal fees and investment bankers’ fee with respect to the Business Combination. The fees paid to the investment bankers by LHL do not vary with the funds being contributed to Lifezone Metals through the Trust Account maintained by GoGreen. The remaining amount of approximately $11.8 million is included as an expense through accumulated loss and is reflected in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 as discussed in (AA) below.

It is assumed that these transaction costs will be paid subsequent to the Share Acquisition Closing Date and hence the cash and cash equivalents will decrease by $29.9 million.

The following tables summarize the above mentioned transaction costs and the related treatment within the unaudited pro forma condensed combined financial information:

GoGreen transaction costs
$(in thousands)
Transaction costs eligible for capitalization	2,255
Transaction costs expensed as incurred	8,731
Total GoGreen transaction costs	10,986

LHL transaction costs
$(in thousands)
Transaction costs eligible for capitalization	7,124
Transaction costs expensed as incurred	11,816
Total LHL transaction costs	18,940

H)	Reflects the estimated share-based contingent payments of 1,725,000 Sponsor Earnout Shares to be granted when a Sponsor Earnout Triggering Event occurs based on a preliminary valuation. The aforementioned Earnout Shares are a potential contingent payment arrangement with the Sponsor, based on a market condition without link to service. Thus, the award vests immediately and should be considered as an adjustment to the grant date fair value of the IFRS 2 expense, regardless of whether the target share price of the Sponsor Earnout Event is achieved or not. A valuation assessment was performed for the purpose of determining an estimate of the financial liability using a Monte Carlo simulation using key assumptions for: volatility based on peer company data, risk-free rate and beginning post-combination Company share price of $10.00.

The Shares are issuable to the Sponsor upon the occurrence of Earnout Triggering Events of achieving a share price of $14.00 and $16.00. The share-based compensation expense attributable to the two Triggering Events is detailed below:

Triggering Event #1 ($14.00 per share)	862,500 shares at $9.4986 per share	$8,193
Triggering Event #2 ($16.00 per share)	862,500 shares at $9.3804 per share	$8,090
Total expense		$16,283

This results in an increase to share premium of $16,283 and an increase to the retained deficit of $16,283.

The actual compensation expense recorded for such Sponsor Earnout Shares may differ from these estimates, and such difference may be material.

I)	Reflects the estimated share-based contingent payments of 25,072,052 LHL Shareholder Earnout Shares to be granted when a LHL Shareholder Earnout Triggering Event occurs based on a preliminary valuation. The aforementioned Earnout Shares are a potential contingent payment arrangement with the LHL Shareholders, based on a market condition without link to service. Thus, the award vests immediately and should be considered as an adjustment to the grant date fair value of the IFRS 2 expense, regardless of whether the target share price of the Sponsor Earnout Event is achieved or not. A valuation assessment was performed for the purpose of determining an estimate of the financial liability using a Monte Carlo simulation using key assumptions for: volatility based on peer company data, risk-free rate and beginning post-combination Company share price of $10.00.

The Shares are issuable to the Shareholders upon the occurrence of Earnout Triggering Events of achieving a share price of $14.00 and $16.00. The share-based compensation expense attributable to the two Triggering Events is detailed below:

Triggering Event #1 ($14.00 per share)	12,536,026 shares at $9.4986 per share	$119,075
Triggering Event #2 ($16.00 per share)	12,536,026 shares at $9.3804 per share	$117,593
Total expense		$236,668

This results in an increase to share premium of $236,668 and an increase to the retained deficit of $236,668.

The actual compensation expense recorded for such Shareholder Earnout Shares may differ from these estimates, and such difference may be material.

J)	Reflects the exercise of certain options at closing, resulting in an increase of $111 thousand to cash and cash equivalents and a corresponding increase to share premium.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The transaction accounting adjustments included in the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2023 and the year ended December 31, 2022 are as follows:

(AA)	Reflects the transaction costs of approximately $20.5 million to be expensed and incurred by LHL and GoGreen as part of the Business Combination as described in (G), which are reflected entirely in the year ended December 31, 2022 in the unaudited pro forma condensed combined statement of operations.

(BB)	Represents approximately $107 million of expense, in accordance with IFRS 2 as discussed in adjustment (C) above for the difference between the fair value of Lifezone Metals Ordinary Shares and the fair value of GoGreen’s identifiable net assets (including the GoGreen Public Warrants and the GoGreen Private Placement Warrants) after taking into account the impact of the earnout arrangement. These costs are a nonrecurring item.

(CC)	Reflects the elimination of interest income on the GoGreen cash balance for the three months ended March 31, 2023 and the year ended December 31, 2022.

(DD)	Represents GoGreen stock-based compensation expense of $1.6 million resulting from the Business Combination reflected entirely in the year ended December 31, 2022.

(EE)	Reflects the estimated grant date fair value of the Sponsor Earnout Shares to be granted when a Sponsor Earnout Triggering Event occurs, as described in (H) above, reflected entirely in the year ended December 31, 2022.

(FF)	Reflects the estimated grant date fair value of the LHL Shareholder Earnout Shares to be granted when a LHL Shareholder Earnout Triggering Event occurs, as described in (I) above reflected entirely in the year ended December 31, 2022.

4. Net Loss per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination and related transactions, assuming the shares were outstanding since January 1, 2022. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issued in connection with the Business Combination have been outstanding for the entire period presented. As Lifezone Metals was in a net loss under both scenarios for the three months ended March 31, 2023 and the year ended December 31, 2022, giving effect to outstanding GoGreen Public Warrants and GoGreen Private Placement Warrants was not considered in the calculation of diluted net loss per share, since the inclusion of such GoGreen Public Warrants and GoGreen Private Placement Warrants would be anti-dilutive. The 26,797,052 Earnout Shares are subject to certain share price targets such that they are not determined to be participating securities at issuance, and are not included in the calculation of pro forma EPS for the three months ended March 31, 2023 and the year ended December 31, 2022.

The unaudited pro forma condensed combined financial information has been prepared using the actual redemption of GoGreen ordinary shares:

94.47% Redemptions
For the three months ended March 31, 2023
Net loss per share
Pro forma net loss ($ in thousands)	(8,277)
Weighted average shares outstanding (basic and diluted)(in thousands)	77,694
Net loss per share (basic and diluted)	(0.11)
For the year ended December 31, 2022
Net loss per share
Pro forma net loss ($ in thousands)	(412,614)
Weighted average shares outstanding (basic and diluted)(in thousands)	77,694
Net loss per share (basic and diluted)	(5.31)
Weighted average shares outstanding (basic and diluted) (in thousands) (applicable to both December 31, 2022 and March 31, 2023)
Lifezone Holdings Shareholders	62,680
Sponsor	6,469
GoGreen Public Shareholders	1,528
PIPE investors	7,017
Total	77,694